**Wing Tai Holdings Limited**
107 Tampines Road, Singapore 535129
Tel (65) 280 9111 Fax (65) 383 8940
http://www.wingtaiasia.com.sg

02 JUL -9 AM 11:16

27 June 2002

SUPPL

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC File No: 82-4632

02042449

Dear Sirs

**RULE 12g3-2(b)**

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the announcement released on 27 June 2002 by the Company to the Singapore Exchange Securities Trading Limited.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Woo Kah Wai
Company Secretary
Tel: 63803974
Fax: 63838940

Enc.

dlw 7/9

**Wing Tai Holdings Limited**
107 Tampines Road, Singapore 535129
Tel (65) 280 9111 Fax (65) 383 8940
http://www.wingtaiasia.com.sg

# ANNOUNCEMENT

The Directors of Wing Tai Holdings Limited (the "Company") would like to announce that Winworth Investment Pte Ltd (a wholly-owned subsidiary of Wing Tai Land Pte. Ltd. which is in turn a wholly-owned subsidiary of the Company) has (i) increased its authorised share capital from S$1,000,000/- to S$2,000,000/- and, (ii) issued 176,471 new ordinary shares of S$1/- each at par for cash to Winprop Pte. Ltd..

Following the issuance of the 176,471 new ordinary shares of S$1/- each in the capital of Winworth Investment Pte Ltd to Winprop Pte. Ltd., the shareholding structure of Winworth Investment Pte Ltd is as follows:-

| Name of shareholder | Shareholding expressed in percentage |
|---|---|
| Wing Tai Land Pte. Ltd. | 85% |
| Winprop Pte. Ltd. | 15% |

In connection with the aforesaid, Wing Tai Land Pte. Ltd. and Winprop Pte. Ltd. have entered into a joint venture agreement dated 26 June 2002 to *inter alia* regulate their relationship as shareholders of Winworth Investment Pte Ltd.

Winworth Investment Pte Ltd is the proprietor of the 99-year leasehold land parcel 566 at Draycott Drive, Singapore.

Winprop Pte. Ltd. (a company incorporated in Singapore) is a wholly-owned subsidiary of Winsor Properties (Overseas) Limited (a company incorporated in the British Virgin Islands) which is in turn a wholly-owned subsidiary of Winsor Properties Holdings Limited (a company incorporated in the Cayman Islands and quoted on the Hong Kong Stock Exchange).

BY ORDER OF THE BOARD

Woo Kah Wai
Company Secretary

27 June 2002
Singapore